Exhibit 99.1

4Front Announces Fiscal Year 2019 Fourth Quarter and Year End Financial Results, Preliminary First Quarter 2020 Results and Business Update

  Q4 2019 Systemwide Pro Forma Sales of $17.5m, an increase of 525% over Q4 2018.
  2019 Full Year Systemwide Pro Forma Sales for 2019 of $63.5m, an increase of 786% over full year 2018.
  Q1 2020 Systemwide Pro Forma Sales of $23.8m, an increase of 36% over Q4 2019.
  Robust consumer demand continues across all operating markets despite COVID-19.
  Company reaches a conditional resolution, subject to final commission approval, with the Massachusetts Cannabis Control Commission with respect to legacy regulatory issues. The Company expects the agreement, if approved, will clear the path for recreational licensing of its Massachusetts locations.
  Funded expansion plans underway in both Massachusetts and Illinois production facilities expected to be completed by Q4 2020.
  Company remains on pace to be cash flow positive in 2H 2020 and poised to show significant operating leverage in 2021.
  Company is in active discussions to further improve liquidity and strengthen its balance sheet through a sale and leaseback of its affiliated facilities in Washington state.

PHOENIX, June 15, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") today announced its audited financial results for the fourth quarter and Fiscal Year 2019 and preliminary results for the First Quarter of 2020.

The Company's 2019 financial statements consolidate results from 4Front Holdings LLC ("4Front Holdings") and Cannex Capital Holdings, Inc. ("Cannex"), which completed a merger on July 31, 2019. Cannex operations are included from July 31, 2019, through December 31, 2019.

Fourth Quarter and Fiscal 2019 Financial Results Highlights

  Total Systemwide Pro Forma Sales, a non-IFRS measure, for the fourth quarter 2019 increased 525% year-over-year and 4% quarter-over-quarter to $17.5m. Total Systemwide Pro Forma Sales for 2019 increased 786% year-over-year to $63.5m.
  IFRS Sales for fourth quarter 2019 increased 361% year-over-year and 6% quarter-over-quarter to $12.9m.
  Adjusted EBITDA, a non-IFRS measure, for the fourth quarter was a loss of $5.4m. Adjusted EBITDA for 2019 was a loss of $20.9m.
  The Company ended the fourth quarter of 2019 with $8.1m of cash and $87.3m in long-term and convertible debt.
  Fourth quarter results include a non-cash impairment charge of $146.3m related to timing of the closing of the Cannex transaction. Higher industry stock prices at the date of the merger compared to stock prices at December 31, 2019 was the primary driver in the impairment of goodwill. The impairment is not reflective of any change to the Company's expectations for increased revenue and improved profitability.

First Quarter 2020 Preliminary Financial Results Highlights

  Preliminary Total Systemwide Pro Forma Sales for the first quarter 2020 increased 36% quarter-over quarter to $23.8m.
  Preliminary IFRS Sales for the first quarter of 2020 increased 37% quarter-over-quarter to $17.6m.
  Gross profit, less the impact of adjustments for biological assets, for the first quarter was $9.7m.
  Adjusted EBITDA for the first quarter was a loss of $3.8m.

Business Update

Robust consumer demand continues across all operating markets despite COVID-19.  All states where the Company operates has deemed cannabis operations as "essential businesses" during the pandemic.

Company reaches a conditional resolution, subject to final commission approval, with the Massachusetts Cannabis Control Commission with respect to legacy regulatory issues.  The Company expects the agreement, if approved, will clear the path for recreational licensing of its Massachusetts locations.

Funded expansion plans underway in both Massachusetts and Illinois production facilities expected to be completed by Q4 2020.  These upgrades represent Phase 1 of the Company's expansion plans in two of its core markets which are expected to double the output of its Georgetown, Massachusetts facility and more than triple current output in Illinois.

Company remains on pace to be cash flow positive in 2H 2020 and is poised to show significant operating leverage in 2021.  Having reduced corporate overhead expense by over 40%, the Company anticipates generating positive cash flow commensurate with final recreational licensing in Massachusetts and producing positive adjusted EBITDA in 2020.

Liquidity and Sale Leaseback Update

As of May 31, 2020, 4Front's balance sheet had cash and equivalents of $11.5m with total debt of $80.1m (excluding in-the-money convertible debt of $5.8m).

The Company owns and controls highly attractive real estate in Washington state consisting of 176,000 square feet of state-of-the-art industrial space built for cultivation, production and distribution. The assets are encumbered by senior secured debt associated with Gotham Green Partners.

A sale and leaseback of these assets would likely enable the Company to remove the senior secured debt from its capitalization table, creating the benefit of removing significant debt from the balance sheet while giving the Company flexibility to more freely pursue non or minimally dilutive project financing options.

The Company is in active discussions with multiple partners on a transaction.

Management Commentary

Leo Gontmakher, CEO of 4Front, said, "2019 was a transformative year for our company. With the acquisition of Cannex in July and its subsequent integration into 4Front during the second half of the year, 4Front became a leader in the mass-production of low-cost, high quality, branded cannabis products. Entering 2020, we have been laser-focused on leaning out and replicating our low-cost cultivation and production model in targeted states. The implementation of this model at our facilities in Georgetown and Worcester, Massachusetts, and in Elk Grove Village, Illinois, is expected to enable us to increase production of cannabis products to meet the new adult use demand expected in those two states."

Mr Gontmakher added: "The work our team has done over the past six months to focus our business model, streamline our cost structure and fortify our balance sheet has set the stage for us to accelerate growth across our core markets of Washington, Illinois, Massachusetts, Michigan and California. Reducing debt, in particular the elimination of the senior secured convertible debt, will greatly improve our financial flexibility and will allow us to consider a wider range of financing funding options as we look to expand deeper into those core markets. 4Front has never been stronger than it is today, supported by a strengthened balance sheet, proven expertise and streamlined operations.  We are extremely confident in how the company is positioned as we enter this new season in our history."

(Please see Note Regarding Non-IFRS Measures, Reconciliation, and Discussion below.) (*Please see the Financial Statement section below, and the Company's 2019 Audited Consolidated Financial Statements and Management Discussion and Analysis ("MD&A"), available under the Company's SEDAR profile, for more information.)

Additional Details

At December 31, 2019, and the date of the MD&A, there were the equivalent of 531,521,620 Class A Subordinate Voting Shares outstanding when calculated as if all share classes were converted to Subordinate Voting Shares. For further details regarding 4Front's share structure, please see its profile at www.thecse.com.

Conference Call

The Company will host a conference call and webcast today, Monday, June 15, 2020, at 9:00 a.m. EDT to review its operational and financial results and provide an update on current business trends.

To join the call, dial 1-877-407-0792 toll free from the United States or Canada or 1-201-689-8263 if dialing from outside those countries. The webcast, which will include a slide deck, can be accessed at this link.

The call will be available for replay until Monday, June 22, 2020. To access the telephone replay, dial 1-844-512-2921 toll free from the United States and Canada, or 1-412-317-6671 if dialing from outside those countries, and use this replay pin number: 13704727.

Financial Statements

The audited consolidated financial statements for the twelve months ended December 31, 2019, have been prepared in accordance with International Financial Reporting Standards.

4FRONT VENTURES CORP.
Formerly 4Front Holdings, LLC
Consolidated Statements of Financial Position
As at December 31, 2019 and 2018
Amounts expressed in thousands United States dollars unless otherwise stated

	December 31,	December 31,
	2019	2018
ASSETS
Current assets:
Cash	$5,789	$1,435
Accounts receivable	677	-
Other receivables	325	3,933
Lease receivables	9,556	-
Inventory	9,138	4,085
Biological assets	2,187	755
Notes receivable	1,871	-
Prepaid expenses	2,198	272
Total current assets	31,741	10,480

Restricted cash	2,352	-
Property and equipment, net	41,822	19,849
Notes receivable and accrued interest from related parties	1,049	1,392
Lease Receivables	23,944	-
Intangible assets	41,442	21,893
Goodwill	33,988	6,066
Right-of-use assets	20,476	-
Investments	759	-
Deposits	6,346	789
TOTAL ASSETS	$203,919	$60,469

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$8,138	$2,043
Taxes payable	1,609	648
Lease liability	972	42
Deferred rent	-	230
Contingent consideraton payable	750	-
Notes payable and accrued interest	7,382	9,198
Total current liabilities	18,851	12,161

Convertible notes	35,607	-
Notes payable and accrued interest	44,289	-
Long term notes payable	1,903	-
Long term accounts payable	1,600	-
Contingent consideration payable	4,714	-
Deferred tax liability	-	232
Lease liability	20,976	45
TOTAL LIABILITIES	127,940	12,438

Equity (Deficiency)
Equity attributable to 4Front Ventures Corp.	252,656	68,959
Reserves	25,618	2,227
Deficit	(202,090)	(21,487)
Non-controlling interest	(205)	(1,668)
TOTAL EQUITY (DEFICIENCY)	75,979	48,031
TOTAL LIABILITIES AND EQUITY (DEFICIENCY)	$203,919	$60,469

4FRONT VENTURES CORP.
Formerly 4Front Holdings, LLC
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2019 and 2018
Amounts expressed in thousands United States dollars unless otherwise stated

	Year Ended	Year Ended
	December 31, 2019	December 31, 2018

REVENUE	$31,126	$3,766

Cost of goods sold, sale of grown and manufactured products	(5,615)	(871)
Cost of goods sold, sale of purchased products	(11,765)	(1,747)
Gross profit before fair value adjustments	13,746	1,148

Realized fair value included in inventory sold	(511)	(209)
Unrealized fair value gain on biological assets	782	418
Gross profit	14,017	1,357

OPERATING EXPENSES

Selling and marketing expenses	13,493	3,152
General and administrative expenses	24,892	8,798
Depreciation and amortization	4,136	385
Equity based compensation	5,913	1,188
Total operating expenses	48,434	13,523

Loss from Operations	(34,417)	(12,166)

Other Income (Expense)
Other income	2,500	3,800
Change in fair value of derivative liabilities	5,317	-
Interest income	85	1
Interest expense	(6,470)	(1,545)
Accretion	337	-
Write-off of accounts receivable and other	(529)	(38)
Impairment of goodwill	(146,295)	-
Foreign exchange loss	(57)	-
Total Other Income (Expense)	(145,112)	2,218

Net Loss Before Income Taxes	(179,529)	(9,948)

Income Tax Expense	(1,377)	(105)

Net Loss After Income Tax Expense	(180,906)	(10,053)

Net Loss Attributable To Non-Controlling Interest	(303)	(1,305)

Net Loss Attributable to Shareholders	$(180,603)	$(8,748)

Basic and Diluted Loss Per Share	$(0.43)	$(0.03)
Weighted Average Number of Shares Outstanding, Basic and Diluted	420,306,991	340,370,271

Note Regarding Non-IFRS Measures, Reconciliation, and Discussion

In this press release, 4Front refers to certain non-IFRS financial measures such as Systemwide Pro Forma Revenue and Adjusted EBITDA. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. 4Front defines Systemwide Pro Forma Revenue as total revenue plus revenue from entities with which the Company has a management contract, or effectively similar relationship (net of any management fee or effectively similar revenue) but does not consolidate the financial results of per IFRS 10 – Consolidated Financial Statements. 4Front considers this measure to be an appropriate indicator of the growth and scope of the business.

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to acquisition and financing related costs, excluding fair value adjustments for biological assets. 4Front considers these measures to be an important indicator of the financial strength and performance of our business. The following tables provide a reconciliation of each of the non-IFRS measures to its closest IFRS measure.To be added to the email distribution list, please email 4FrontIR@kcsa.com with "4Front" in the subject.

About 4Front Ventures Corp.

4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, statements regarding when or if any contemplated or in-progress transactions will close or if/when required regulatory approvals are attained, and other statements regarding future developments of the business. The closing of the transactions described in this news release, including the divesture of Pennsylvania and Maryland assets and the sale of convertible debt, is subject to customary conditions and there can be no guarantee that such transactions will close.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: 4Front Investor Contacts, Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Phil Carlson / Elizabeth Barker, 4FrontIR@kcsa.com, 212-896-1233 / 212-896-1203; 4Front Media Contacts, Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 08:00e 15-JUN-20